UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58


                              FOR THE QUARTER ENDED

                               SEPTEMBER 30, 1998



                    Central and South West Corporation (CSW)
                      (Name of registered holding company)


                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202
                    (Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

                                             Energy                                     Percentage
                                             or                                         of
Name of Reporting Company                    Gas-related  Date of        State of       Voting
(Ownership information)                      Company      Organization   Organization   Securities     Nature of
                                                                                        Held           Business
----------------------------------------------------------------------------------------------------------------------------


Polk Power Partners, L.P. (Polk Cogen)       Energy       Feb-92          Delaware        46.25%       Qualifying facility
Orange Cogeneration Limited Partnership      Energy       Feb-93          Delaware        50%          Qualifying facility
(Orange Cogen)
Brush Cogeneration Partners (Brush Cogen)    Energy       Nov-91          Delaware        47.25%       Qualifying facility
(ownership through various intermediate holding company subsidiaries originating with CSW Development-I,
 Inc / CSW Energy Inc. / CSW)


Thermo Cogeneration Partnership, L.P.        Energy       Apr-93          Delaware        50%          Qualifying facility
(Thermo Cogen)
(ownership through intermediate holding company CSW Ft. Lupton, Inc. / CSW Energy Inc. / CSW)

Sweeny Cogeneration Limited Partnership      Energy       Sep-95          Delaware        50%          Qualifying facility
(Sweeny Cogen)
(ownership through various intermediate holding company subsidiaries originating with CSW Sweeny GP I, inc. and CSW Sweeny LP I, Inc. /  CSW Energy Inc. / CSW)


Diversified Energy Contractors LLC (DECO)    Energy       Jul-97          Delaware       100%          Maintenance  services
(CSW Energy Inc. / CSW)

CSW Power Marketing, Inc.                    Energy       Mar-96          Delaware       100%          Energy marketing
(CSW)

CSW Services International, Inc.             Energy       Mar-97          Delaware       100%          Energy management
(CSW Energy Inc. / CSW)

Powerware Solutions, Inc.                    Energy       Feb-94          Texas            4.0%        Energy Mgmt Systems
(PSO Investment)                                                                                       for water utilities

Utility Data Resources, Inc.                 Energy       Dec-97          Delaware         4.5%        Electricity pricing
(PSO Investment)                                                                                       mgmt consulting and
                                                                                                       software

AEMT, Inc.                                   Energy       Dec-97          Florida          0%          Power conditioning
(PSO Investment)                                                                                       product mfg and
                                                                                                       sales

Energy Services, Inc. (ESI)                  Energy       Sept-97         Delaware       100%          Energy marketing
(CSW)

Enershop                                     Energy       Sept-95         Delaware       100%          Energy  marketing
(CSW)                                                                                                  services


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                                                                Person to
Company          Type of       Principal    Issue               whom           Collateral    Consideration
issuing          security      amount of    or        Cost of   security       given with    received for
security         issued        security     renewal   capital   issued         security      each security
---------------- ------------- ------------ --------- --------- -------------- ------------- --------------
                                 (000's)


DECO             Loan note      $   1,216                       CSW Energy


Company          Company       Amount of
contributing     receiving     capital
capital          capital       contribution
---------------- ------------- ------------
                                 (000')
None


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies


                     Associate
                     company            Type of         Direct    Indirect
Reporting company    receiving          services        costs     costs     Cost of   Total Amount
rendering services   services           rendered        charged   charged   capital   billed
-------------------- ------------------ --------------- --------- --------- --------- ------------
                                                        (000's)   (000's)               (000's)


Enershop, Inc.       CSW/ICG            Lease
                     ChoiceCom, LLP     Management           $16                              $16

Enershop, Inc.       CSW Power          Lease
                     Marketing, Inc.    Management             2                                2

CSW Power            Enershop, Inc.     Lease
Marketing, Inc.                         Management            50                               50

CSW Power            CSW/ICG            Lease
Marketing, Inc.      ChoiceCom, LLP     Management            29                               29


CSW Energy, Inc.     Orange             Plant services       380     $ 171                    551
                     Cogeneration

CSW Energy, Inc.     Polk Cogeneration  Plant services       305       171                    476

CSW Energy, Inc.     Sweeny             Plant services       377       219                    596
                     Cogeneration

CSW Energy, Inc.     Sweeny G.P. II     Administrative
                                        Services                       161                    161

CSW Energy, Inc.     DECO               Administrative
                                        Services                        24                     24


Part II - Transactions performed by associate companies on behalf of reporting companies


Associate company    Reporting
rendering services   company            Types of        Direct    Indirect
                     receiving          services        costs     costs     Cost of   Total amount
                     services           rendered        charged   charged   capital   billed
-------------------- ------------------ --------------- --------- --------- --------- ------------
                                                        (000's)   (000's)               (000's)


CSW Power            Enershop, Inc.     Lease
Marketing, Inc.                         Management       $    50                       $       50

Enershop, Inc.       CSW Power          Lease
                     Marketing, Inc.    Management             2                                2


For other associate company transactions, please refer to the most recent annual report on Form U-13-60 filed by Central and South West Corporation with the Securities and Exchange Commission.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (millions):

Total consolidated capitalization as of:  September 30, 1998     $7,892 line 1

Total capitalization multiplied by 15%                            1,184 line 2
(line 1 multiplied by 0.15)

Greater of $50 million or line 2                                  1,184 line 3


Total current aggregate investment: (Beginning 4/1/97)
 (categorized by major line of energy-related
business)
   Energy-related Category 1:  Energy Services            14
   Energy-related Category 5:  Energy Marketing            7
   Energy-related Category 7:  Maintenance Services        0
   Energy-related Category 8:  Qualifying Facility         6
   Energy-related Categories  2,3,4,6,9,10                --

     Total current aggregate investment                              27 line 4
                                                               ---------

Difference between the greater of $50 million or 15% of  capitalization  and the total aggregate investment of the registered holding company system
(line 3 less line 4)                                             $1,157 line 5
                                                               =========

Investments in gas-related companies (millions):

Total current aggregate investment: (Beginning 4/1/97)
 (categorized by major line of energy-related business)
   Gas-related business Categories 1 and 2                --

      Total current aggregate investment                             $0

                                                               =========

ITEM 5 - OTHER INVESTMENTS


Major lien of        Other investment  Other investment
energy-related       in last U-9C-3    in this U-9C-3
business             report            report            Reason for difference in other investment
-------------------- ----------------  ----------------- -------------------------------------------------
                         (000's)          (000's)


Energy services          $ 2,696             $0         Amounts invested prior to April 1, 1997 are
                                                        excluded from Item 4
Maintenance services       --                0

Qualifying facility     $ 194,644            0          Amounts invested prior to April 1, 1997 are
                                                        excluded from Item 4



ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

Balance sheets for quarter ended September 30, 1998
           CSW Development-I, Inc. (consolidated)
           CSW Ft. Lupton, Inc
           Sweeny Companies (consolidated)
           Enershop, Inc.
           CSW Energy Services, Inc.
           CSW Power Marketing, Inc.
           Diversified Energy Contractors Company (DECO)
           CSW Services International

Income Statements as of the three months ended September 30, 1998
           CSW Development-I, Inc. (consolidated)
           CSW Ft. Lupton, Inc.
           Sweeny Companies (consolidated)
           Enershop, Inc.
           CSW Energy Services, Inc.
           CSW Power Marketing, Inc.
           Diversified Energy Contractors Company (DECO)
           CSW Services International

Exhibits

Exhibit A - Certificate of Central and South West Corporation

Please contact Mr. Steven K. Bargmann at (214) 777-2210 with inquiries concerning this report.


                                         SIGNATURE

                                         Central and South West Corporation

                                             /s/ Lawrence B. Connors
                                         By: Lawrence B. Connors
                                             (Name)

                                             Controller
                                             (Title)

                                             November 24, 1998
                                             (Date)

                             CSW DEVELOPMENT-I, INC.
                           Consolidated Balance Sheet
                               September 30, 1998
                                    Unaudited
                                     (000's)


CURRENT ASSETS
       Cash                                         $    -
       Accounts Receivable - Project                     6
                                              -------------
              Total Current Assets                                    $    6

NONCURRENT ASSETS
       Equity Investment                            43,140
       Notes Receivable - Affiliated                25,961
       Other Noncurrent                              2,365
                                              -------------
              Total Noncurrent Assets                                 71,466
                                                                -------------

              Total Assets                                          $ 71,472
                                                                =============


NONCURRENT LIABILITIES
       Deferred Federal Income Tax                                  $ 22,484


EQUITY
       Common Stock                                $     1
       Paid in Capital                              43,086
       Retained Earnings                             5,818
       Minority Interest                                83
                                              -------------
              Total Shareholder's Equity                              48,988
                                                                -------------

              Total Liabilities and Equity                          $ 71,472
                                                                =============

                              CSW FT. LUPTON, INC.
                           Consolidated Balance Sheet
                               September 30, 1998
                                    Unaudited
                                     (000's)


CURRENT ASSETS
       Accounts Receivable - Affiliated                       $       64,304


NONCURRENT ASSETS
       Equity Investment                         $  69,777
       Deferred Financing Costs                      2,537
       Deferred Interest Expense                     1,255
                                              -------------
              Total Noncurrent Assets                                 73,569
                                                                -------------

              Total Assets                                         $ 137,873
                                                                =============


NONCURRENT LIABILITIES
       Deferred Income                            $  2,223
       Accrued Federal Income Tax                    2,803
       Deferred Federal Income Tax                  18,145
                                              -------------

              Total Liabilities                                     $ 23,171

EQUITY
       Paid in Capital                              82,627
       Retained Earnings                            32,075
                                              -------------
              Total Shareholder's Equity                             114,702
                                                                -------------

              Total Liabilities and Equity                    $      137,873
                                                                =============

                            Sweeny Cogeneration, L P
                           Consolidated Balance Sheet
                               September 30, 1998
                                    Unaudited
                                     (000's)


CURRENT ASSETS
       Cash                                      $  25,175
       Accounts Receivable                           7,326
       Plant Assets in Service                     178,913
       Other Current Assets                          2,532
                                              -------------
              Total Assets                                          $213,946
                                                                =============


CURRENT LIABILITIES
       Accounts Payable - Nonaffiliated             $6,708
       Accounts Payable - Affiliated                21,758
       Retainage Payable                               357
       Long Term Debt                              149,000
       Other                                         3,584
                                              -------------

              Total Liabilities                                     $181,407

MINORITY INTEREST                                                     15,000

EQUITY
       Paid in Capital                              15,000
       Undistributed Earnings                        2,539
                                              -------------
              Total Shareholder's Equity                              17,539
                                                                -------------

              Total Liabilities, Equity and Minority Interest      $ 213,946
                                                                =============

                                 ENERSHOP, INC.
                                  Balance Sheet
                               September 30, 1998
                                     (000's)


                      ASSETS

          Assets
            Accounts Receivable                $ 2,419
            Prepaid Assets                          20
            Federal Income Tax Benefit             854
            Work in Progress                     3,180
            Other Assets                         3,146
                                               --------
          Total Current Assets                   9,619

            Office Furniture & Equipment         1,363
            Accumulated Depreciation              (468)
                                               --------
          Net Plant                                895

          Non Current Assets
            Prepaid Benefit Plans                   59
                                               --------
          Total Assets                                        $10,573
                                                              ========


               LIABILITIES & EQUITY
          Current Liabilities
            Accounts Payable                   $ 1,325
            Accounts Payable - affiliated           72
            Unearned Interest Revenue               77
            Deferred Credits                         3
                                               --------
          Total Current Liabilities              1,477

          Long Term Liabilities
            Notes Payable - Affiliated          16,913
            Notes Payable - Other                   91
                                               --------
          Total Long Term Liabilities           17,004
                                               --------

          Total Liabilities                     18,481
                                               --------

                      EQUITY
          Equity
            Common Stock                             0
            Additional Paid in Capital               1
            Retained Earnings                   (7,909)
                                               --------
          Total Equity                          (7,908)

          Total Liabilities & Equity                          $10,573
                                                              ========

                            CSW Energy Services, Inc.
                                  Balance Sheet
                               September 30, 1998
                                     (000's)

                            ASSETS
          Assets
            Cash                                          $     0
            Accounts Receivable - Affiliate                    16
            Accounts Receivable - Other                       111
            Inventory - EV                                    316
            Other Assets                                      197
                                                          --------
          Total Current Assets                                640

            Office Furniture, Equipment, & Software         1,403
            Accumulated Depreciation                          (81)
                                                          --------
          Net Plant                                         1,322

          Total Assets                                                  $  1,962
                                                                        ========

                     LIABILITIES & EQUITY
          Current Liabilities
            Accounts Payable                             $    354
            Accounts Payable - Affiliate                    6,047
            Interest Payable - Affiliate                       30
            Accrued Taxes                                    (644)
            Deferred Credits - EDC Charges                    (11)
            Other Current Liabilities                          56
                                                          --------
          Total Liabilities                                 5,832


                            EQUITY
          Equity
            Common Stock                                        1
            Additional Paid in Capital                          0
            Retained Earnings                              (3,871)
                                                          --------
          Total Equity                                     (3,870)

          Total Liabilities & Equity                                    $  1,962
                                                                        ========

                               Power Marketing, Inc.
                                   Balance Sheet
                                 September 30, 1998
                                      (000's)

                         ASSETS
          Assets
            Accounts Receivable -  Affiliate         $   37
            Accounts Receivable - Trade                   0
            Prepaid Assets                                0
            Federal Income Tax Benefit                    0
            Work in Progress                              0
            Other Assets                                  0
                                                      ------
          Total Current Assets                           36

            Property & Equipment                         23
            Accumulated Depreciation                     (4)
                                                      ------
          Net Plant                                      19

          Non Current Assets
            Prepaid Benefit Plans                         0

          Total Assets                                               $  56
                                                                     ======

                  LIABILITIES & EQUITY
          Current Liabilities
            Accounts Payable                          $   3
            Accounts Payable - Affiliate                 60
            Income Taxes Payable                          1
                                                      ------
          Total Current Liabilities                      64

          Long Term Liabilities
            Notes Payable - Affiliated                  478
            Notes Payable - Other                         0
          Total Long Term Liabilities                   478
                                                      ------
          Total Liabilities                             542


                         EQUITY
          Equity
            Common Stock                                  1
            Additional Paid in Capital                    0
            Retained Earnings                          (487)
                                                      ------
          Total Equity                                 (487)

          Total Liabilities & Equity                                 $  56
                                                                     ======

                     Diversified Energy Contractors Company
                                  Balance Sheet
                               September 30, 1998
                                    Unaudited
                                     (000's)


CURRENT ASSETS
      Cash                                                  $   481
      Accounts Receivable                                     1,234
      Other Current Assets                                      325
                                                      --------------
           Total Current  Assets                                       $  2,040


NONCURRENT ASSETS
      Fixed Assets                                              516
      Other Noncurrent                                          144
                                                      --------------
           Total Noncurrent Assets                                          660
                                                                      ----------
           Total Assets                                                $  2,700
                                                                      ==========

CURRENT LIABILITIES
      Accounts Payable                                      $   946
      Other Current                                              11
                                                      --------------
           Total Current                                               $    957
           Assets

NON-CURRENT LIABILITIES
      Notes Payable - Affiliates                                          4,298

                                                                      ----------
           Total Liabilities                                              5,255
                                                                      ----------

EQUITY
      Partners Capital                                          78
      Retained Deficit                                      (2,633)
                                                      --------------
           Total Equity                                                  (2,555)

                                                                      ==========
           Total Liabilities and Equity                                $  2,700
                                                                      ==========

                             CSW DEVELOPMENT-I, INC.
                          Consolidated Income Statement
                    For the Quarter Ended September 30, 1998
                                    Unaudited
                                     (000's)


                                         Three Months
                                            Ended                   Nine Months
                                      September 30, 1998            Year to Date
                                      -------------------          -------------
REVENUES
      Misc. Income                           $      127               $    364
      Income From Equity Investments                839                  1,799
                                      -------------------          -------------
           Total Revenue                            966                  2,163
                                      -------------------          -------------

EXPENSES
      Interest (Income) Expense                    (387)                (1,096)
      Operating Expenses, net                        41                    177
                                      -------------------          -------------
           Total Expenses                          (346)                  (919)
                                      -------------------          -------------

Net Income Before Tax                             1,312                  3,082

Provision for Income Tax                            511                  1,202
                                      -------------------          -------------

Net Income                                   $      801              $   1,880
                                      ===================          =============

                              CSW FT. LUPTON, INC.
                          Consolidated Income Statement
                    For the Quarter Ended September 30, 1998
                                    Unaudited
                                     (000's)


                                          Three Months
                                              Ended                 Nine Months
                                       September 30, 1998           Year to Date
                                       --------------------      ---------------
REVENUES
      Interest Income                    $           22           $         66
      Misc. Income                                  976                  2,814
      Income From Equity Investments              3,061                  8,782
                                       --------------------      ---------------
           Total Revenue                          4,059                 11,662

EXPENSES
      Operating Expenses, net                       718                  2,355
                                       --------------------      ---------------

Net Income Before Tax                             3,341                  9,307

Provision for Income Tax                          1,303                  3,630
                                       --------------------      ---------------

Net Income                               $        2,038           $      5,677
                                       ====================      ===============

                            Sweeny Cogeneration, L P
                          Consolidated Income Statement
                    For the Quarter Ended September 30, 1998
                                    Unaudited
                                     (000's)


                                          Three Months
                                             Ended                 Nine Months
                                       September 30, 1998          Year to Date
                                      --------------------      ----------------
REVENUES
      Income From Equity Investments             $28,942              $79,224

EXPENSES
      Operating Expenses                          22,088               60,509
      Administrative & Other                       6,619               15,546
                                      --------------------      ----------------
           Total Expenses                         28,707               76,055
                                      --------------------      ----------------

Net Income- Partnership                             $235               $3,169
                                      ====================      ================

                                 ENERSHOP, INC.
                                Income Statement
                    For the Quarter Ending September 30, 1998
                                    Unaudited
                                     (000's)


                                         Three Months
                                             Ended                Nine Months
                                       September 30, 1998         Year to Date
                                       ------------------       ----------------


REVENUES
  Contract Revenue                       $       1,797            $       4,130
  EnerACT Revenue                                    6                        6
  Maintenance Revenue                                0                        0
  Misc. Revenue                                     12                       27
                                      -------------------       ----------------
Total Revenue                                    1,815                    4,163
                                      -------------------       ----------------

EXPENSES
  Cost of Revenue                                1,664                    3,616
  Operating Expenses                             1,621                    4,816
  Affiliate outside services                       163                      427
  Interest & Taxes Other than Income               287                      741
                                      -------------------       ----------------
Total Expenses                                   3,735                    9,600
                                      -------------------       ----------------

Net Income Before Tax                           (1,920)                  (5,437)

Provision for Income Taxes                        (662)                  (1,868)
                                      -------------------       ----------------

Net Income                               $      (1,258)            $     (3,569)
                                      ===================       ================

                            CSW Energy Services, Inc.
                                Income Statement
                    For the Quarter Ending September 30, 1998
                                    Unaudited
                                     (000's)


                                           Three Months
                                               Ended               Nine Months
                                        September 30, 1998         Year to Date
                                        ------------------         -------------

REVENUES

Unbilled                                  $       57                $      185
Energy Services                                  160                       160
Merchandise                                        0                         3
Electric Vehicles -  Total EV                      6                         6
Miscellaneous                                      0                         0

                                        ------------------         -------------
    Total Revenue                                223                       354

    Total Cost of Sales                          387                       518
                                        ------------------         -------------

Gross Margin                                    (164)                     (164)

SG & A Expenses
  Customer Service & Info                        208                       678
  General & Administrative                     1,645                     3,300
  Depreciation and Amortization                   42                        81
  Taxes Other than Income                        (10)                       84
  Income Taxes                                  (697)                   (1,491)
                                        ------------------         -------------
    Total Operating Expense                    1,188                     2,652

Net Operating Income/(Loss)                   (1,352)                   (2,816)

  Interest on Short Term Debt                     81                       160

  Other Income & Deductions                       (3)                      (70)
  Credit Line Fees - Affiliate                     0                         0
                                        ------------------         -------------

Net Income/(Loss)                         $   (1,430)               $   (2,906)
                                        ==================         =============

                              Power Marketing, Inc.
                                Income Statement
                    For the Quarter Ending September 30, 1998
                                    Unaudited
                                     (000's)


                                        Three Months
                                            Ended                   Nine Months
                                      September 30, 1998           Year to Date
                                      ------------------           -------------

REVENUES
  Rental Revenues - Affiliated           $       79                 $      235
  Other Revenues                                  0                          0

                                      ------------------           -------------
Total Revenue                                    79                        235
                                      ------------------           -------------

EXPENSES
  Cost of Revenue                                 0                          0
  Operating Expenses                            140                        481
  Affiliate Outside Services                     39                        129
  Interest & Taxes Other than Income             11                         24
                                      ------------------           -------------
Total Expenses                                  190                        634
                                      ------------------           -------------

Net Income Before Tax                          (111)                      (399)

Provision for Income Taxes                      (39)                      (140)
                                      ------------------           -------------

Net Income                               $      (72)                $     (259)
                                      ==================           =============

                     Diversified Energy Contractors Company
                           Income Statement (Initial)
                    For the Quarter Ended September 30, 1998
                                    Unaudited
                                    ($000's)


                                          Three Months
                                              Ended               Nine Months
                                        September 30, 1998       Year to Date
                                      -----------------------   ----------------

REVENUES
    Construction Billings                      $       2,008          $   3,250


Cost of Sales                                          1,921              3,379
                                      -----------------------   ----------------
    Gross Margin                                          87              (129)

EXPENSES
    Operating and General Expenses                       829              1,916
                                      -----------------------   ----------------
        Total Expenses                                   829              1,916
                                      -----------------------   ----------------

Net Income Before Tax                                   (742)            (2,045)

Provision for Income Tax                                   -                  -
                                      -----------------------   ----------------

Net Income                                     $        (742)        $   (2,045)
                                      =======================   ================